September 24, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Adam F. Turk
Brigitte Lippman

Re:	Mines Management, Inc.
Registration Statement on Form S-3
Filed August 27, 2013
File No. 333-190838

Ladies and Gentlemen:

This firm represents Mines Management, Inc. with respect to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission as set forth in its comment letter dated September 20, 2013 (the “Comment Letter”) relating to the registration statement on Form S-3 filed August 27, 2013 (the “Registration Statement”) by Mines Management, Inc. (the “Company”).

The number set forth next to the response in this letter corresponds to the number referenced in the staff’s comments, as set forth in the Comment Letter.

General

1.  In your proxy statement filed on Schedule 14A on April 30, 2013, we note that you failed to include the shareholder advisory votes required by Rule 14a-21(a) and (b) of the Exchange Act.  In light of the fact that you failed to include both the “say-on-pay” and “say-on-frequency” resolutions in your annual meeting proxy statement, which resulted in the lack of disclosure in response to Item 5.07 of Form 8-K, please tell us in reasonable detail the basis for your officers’ conclusions that the company’s disclosure controls and procedures were effective as of the end of the period covered by the Form 10-Q for your quarter ended June 30, 2013, and whether your officers remain of this view.

Deborah J. Friedman  •  303 892 7499  •  deborah.friedman@dgslaw.com

Response:

The Company inadvertently failed to include the shareholder advisory votes required by Rule 14a-21(a) and (b) of the Exchange Act in its proxy statement filed on Schedule 14A on April 30, 2013.  The Form 8-K filed after the annual stockholder meeting accurately reported results of the matters that were voted upon at the meeting.  The Company’s officers have reevaluated the effectiveness of the Company’s disclosure controls and procedures for the quarter ended June 30, 2013 and concluded that the Company’s disclosure controls and procedures were not effective for that quarter in ensuring that all requirements were met with respect to the Company’s proxy statement.  The Company is implementing additional procedures to ensure that all requirements, including the requirements of Rule 14a-21(a) and (b), are met in future filings.

2.  Please confirm to us that you will include the resolutions required by Rule 14a-21(a) and (b) of the Exchange Act in your next annual meeting proxy statement.

Response:

The Company will include the resolutions required by Rule 14a-21(a) and (b) of the Exchange Act in its next annual meeting proxy statement.

The Company hereby acknowledges the following:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned with any questions.

Sincerely,

/s/ Deborah J. Friedman

cc:	Douglas D. Dobbs, Mines Management